UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WALMART INC.
(Exact name of registrant as specified in its charter)

Delaware	001-6991
(State or other jurisdiction	(Commission
of incorporation or organization)	File Number)

702 S.W. 8th Street
Bentonville, Arkansas 72716
(Address of principal executive offices)(Zip Code)

Matthew Miner
Executive Vice President, Global Chief Ethics and Compliance Officer
479-273-4000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure
This Specialized Disclosure Report on Form SD (this “Specialized Disclosure Report”) of Walmart Inc. (the “Registrant”) is being filed with the Securities and Exchange Commission pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and Item 1.01 of Form SD (“Item 1.01”) with respect to the reporting year ended December 31, 2023 (the “Reporting Year”).
The Registrant and its subsidiaries (collectively, the “Company”) operate retail stores that sell goods to the Company’s customers, some of which goods contain Conflict Minerals (as described below) and are Conflict Minerals Products (as further described below). Except as discussed below, the Company acquires Conflict Minerals Products from third-party suppliers and does not manufacture or contract to manufacture any Conflict Minerals Products.
The supply chain with respect to the goods the Company sells to its customers is complex. Often a number of third parties are in the supply chain between the Company’s direct third-party suppliers of goods and materials the Company acquires and the original sources of any conflict minerals (as defined in Item 1.01 and referred to herein as “Conflict Minerals”) contained in such goods or materials. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners. As a consequence, the Company must rely on its third-party suppliers to provide the Company with information regarding any Conflict Minerals contained in goods and materials those suppliers sell to the Company.
Based on the information provided by its third-party suppliers, the Company has no reason to believe that any Conflict Minerals have originated from non-conflict free smelters or from the Democratic Republic of the Congo and its adjoining countries (the “Covered Countries”). Accordingly, the Company is not required to provide a Conflict Minerals Report as an exhibit to the Specialized Disclosure Report.
I.Reasonable Country of Origin Inquiry – Design and Due Diligence
To comply with the requirements of Rule 13p-1 and Item 1.01, the Company has adopted a Global Conflict Minerals Compliance Policy (the “Conflict Minerals Policy”) that sets forth the Company’s expectations that its third-party suppliers will actively support the Company’s Conflict Minerals compliance efforts by: (1) adopting responsible mineral sourcing policies in dealing with their supply chain consistent with the Conflict Minerals Policy and the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas; (2) supplying products to the Company that do not contain Conflict Minerals that have been sourced under circumstances that contribute to armed conflict in the Covered Countries; and (3) providing the Company with evidence to support the suppliers’ representations as to the Conflict Minerals status of their products upon request. The expectations of the Company under its Conflict Minerals Policy were communicated to the Suppliers. In addition, the Company has designed and implemented a system of controls and procedures (the “Compliance System”) to enable the Company, among other things:

•to identify any products the Company sells or offers for sale to its customers that, for purposes of Rule 13p-1 and Item 1.01, it manufactures or contracts to manufacture that contain one or more Conflict Minerals that are necessary to the functionality or production of such products (each, a “Necessary Conflict Mineral”);
•to make good faith, reasonable country of origin inquiries (“RCOIs”) to determine the country of origin of each Necessary Conflict Mineral contained in one or more of the Conflict Minerals Products the Company sells or that such Necessary Conflict Mineral came from recycled or scrap sources (as defined in Item 1.01 and referred to herein as “Recycled or Scrap Sources”); and
•where required, to conduct due diligence on the source and chain of custody of Necessary Conflict Minerals contained in Conflict Minerals Products.
Pursuant to internal procedures performed by the Company under the Compliance System, the Company determined that:
•the Company sold and offered for sale to its customers a number of jewelry products purchased from jewelry suppliers that: (a) under the provisions of Rule 13p-1 and Item 1.01, the Company may be deemed to have contracted to manufacture, and the manufacture of which was completed in the Reporting Year; and (b) contained gold and tungsten that may be deemed to be necessary to the functionality or production of the jewelry for purpose of Rule 13p-1 and Item 1:01 (“Necessary Gold” or “Necessary Tungsten”).
Upon identifying the Products pursuant to the Compliance System, the Company conducted RCOIs with respect to the Necessary Conflict Minerals. The RCOIs involved the following steps:
(a)the Company notified the Suppliers of the Conflict Minerals Policy, the Company’s expectations regarding its compliance obligations under Rule 13p-1 and its expectations for the Suppliers’ cooperation in the Company’s compliance activities;
(b)provided the Suppliers with a Walmart training on Conflict Minerals;
(c)required and assessed appropriate completion of a Conflict Minerals Survey, which is designed to elicit representations and certifications from the Suppliers to provide the Company with reasonable assurance as to country of origin and source of, in the case of the Products, the Necessary Conflict Minerals by each Supplier;
(d)obtained from each Supplier, and analyzed and took steps to confirm each Supplier’s responses to, the Conflict Minerals Survey;
(e)escalated inquiries and communications with any Supplier not providing complete and acceptable responses and confirmed that follow-up training regarding Rule 13p-1, Item 1.01, and the Conflict Minerals Survey was conducted as the Company deemed appropriate based on its assessment of that Supplier’s completion of the Conflict Minerals Survey;
(f)obtained final completion of each Supplier’s Conflict Minerals Survey;
(g)analyzed and took steps to confirm any follow-up responses of any Supplier required to be made to the Conflict Minerals Survey or other inquiries made of any Supplier; and

(h)compiled the results of the Conflict Minerals Surveys and other inquiries and reviewed such results to determine the country of origin of the Necessary Conflict Minerals or whether the Company reasonable believes it came from Recycled or Scrap Sources.
The information provided by the Suppliers included responses to questions in the completed Conflict Minerals Surveys and representations or certifications of the Suppliers relating to their sourcing of the Necessary Minerals, the location of origin of that Necessary Conflict Minerals and whether that Necessary Conflict Minerals came from Recycled or Scrap Sources. The Company validated the Suppliers’ representations that the smelters were conflict free and from locations outside the Covered Countries with information from the Responsible Minerals Initiative and the Responsible Jewellery Council. The Company relied on the Responsible Minerals Initiative’s Responsible Minerals Assurance Process and the Responsible Jewellery Council’s Code of Practices, internationally accepted audit standards processes, to determine which smelters are considered not to be sourcing Conflict Minerals that directly or indirectly finance or benefit armed groups in the DRC or Covered Countries (such smelters are referred to as “Conformant Smelters”).
II.Results of the RCOI
The Company’s RCOIs identified nine suppliers with 249 in-scope products that contain Necessary Conflict Minerals. The in-scope products came from thirteen Conformant Smelters. The Conformant Smelters relevant to the in-scope jewelry products are listed in Annex I below. In addition, the Company’s RCOI identified the countries of origin of the Necessary Conflict Minerals to include the countries listed in Annex II below.
The Company concluded that the information obtained as a result of the Company’s RCOIs: (1) was sufficient to permit the Company to determine that the Necessary Conflict Minerals originated from Conformant Smelters located outside of the Covered Countries; (2) was sufficient to permit the Company to determine whether some Necessary Conflict Minerals came from Recycled or Scrap Sources; and (3) was sufficient to permit the Company to determine that the Necessary Conflict Minerals did not originate from a Covered Country. Therefore, the Company has no reason to believe that Conflict Minerals, directly or indirectly, financed or benefitted armed groups in the Covered Countries. Accordingly, the Company is not required to provide a Conflict Minerals Report as an exhibit to the Specialized Disclosure Report.
This Specialized Disclosure Report and the Conflict Minerals Policy are available for review on the Registrant’s publicly available corporate website at http://stock.walmart.com/ESG and at http://corporate.walmart.com/policies/conflict-minerals-policy, respectively. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WALMART INC.

By:	/s/ Matthew Miner	Date: May 29, 2024
Matthew Miner
Executive Vice President, Chief Ethics and Compliance Officer

ANNEX I

Metal	Official Smelter Name	Smelter Country
Gold	Al Etihad Gold Refinery DMCC	United Arab Emirates
Gold	Argor-Heraeus S.A.	Switzerland
Gold	Chimet S.p.A.	Italy
Gold	Emirates Gold DMCC	United Arab Emirates
Gold	Heraeus Metals Hong Kong Ltd.	China
Gold	Italpreziosi	Italy
Gold	Metalor Technologies S.A.	Switzerland
Gold	MKS PAMP SA	Switzerland
Gold	T.C.A S.p.A	Italy
Gold	United Precious Metal Refining, Inc.	United States
Gold	Valcambi S.A.	Switzerland
Gold	Western Australian Mint (T/a The Perth Mint)	Australia
Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China

ANNEX II

Country of origin
Argentina	Guinea	Mexico	Switzerland
Australia	Hong Kong	Mozambique	Taiwan
Austria	Indonesia	Namibia	Thailand
Belgium	Italy	Papua New Guinea	Turkey
Bolivia	Ivory Coast	Peru	United Arab Emirates
Canada	Japan	Philippines	United Kingdom
Chile	Kenya	Russian Federation	United States
China	Korea, Republic of	Sierra Leone	Vietnam
France	Laos	Singapore
Germany	Malaysia	South Africa
Ghana	Mali	Sweden